N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of Feb 28th 2017

Fund	Name of Person	Ownership % of Series
COLUMBIA GLOBAL EQUITY VALUE FUND	AMERICAN ENTERPRISE INVESTMENT SERVICES	41.50%

As of September 1st 2016
Fund	Name of Person	Ownership % of Series